UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(April 26, 2013)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Quarter ended March 31, 2013

2.

Financial Statements for the Three Months ended March 31, 2013

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended March 31, 2013

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: April 26, 2013

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Reports First Quarter 2013 Financial Results

TORONTO, April 26, 2013 – Diversinet Corp. (TSX Venture: DIV, OTCQB: DVNTF), a leader in secure mobile health that “Powers Care Coordination through Mobility,” reported its first quarter 2013 results for the period ended March 31, 2013. All dollar amounts are in U.S. dollars.

Financial Highlights

Revenues for the first quarter were $304,000, compared to $282,000 in the same period a year ago. Deferred revenues for the first quarter were $110,000, compared to $134,000 in the same period a year ago.

Net loss in the first quarter was $989,000 or $(0.02) per share, compared to $1.4 million or $(0.03) per share in the same period a year ago. First quarter 2013 net loss included non-cash items of $65,000 in stock-based compensation, $10,000 in depreciation, and a foreign exchange loss of $20,000. This compares to non-cash items in the same year-ago quarter of $135,000 in stock-based compensation, $15,000 in depreciation, and a foreign exchange loss of $7,000.

Cash and cash equivalents were $2.3 million at March 31, 2013 and $3.2 million at December 31, 2012.

Operational Highlights

•

In February 2013, Diversinet enhanced its mobiPublisher™ application platform with its Version 4.7 release.  The platform provides a unified framework for developing and managing secure, enterprise-wide mobile healthcare applications.  mobiPublisher Version 4.7 includes new features that healthcare organizations, health information exchanges, payers and large employers have requested.  These features facilitate secure collection, integration, sharing and analysis of patient profiles, preferences, care plans, and biometric and other data. The enhancements make it easier for healthcare enterprises to improve mobile patient engagement and care coordination.

•

During Q2 2013, two key mobile security patents by the United States Patent and Trademark Office and the Canadian Intellectual Property Office were granted.  The patents expand Diversinet’s intellectual property portfolio to 22 granted and 26 pending patents.  U.S. patent No. 8,341,712, “Method and System for Authenticating a User of a Mobile Device,” provides convenient new options for enabling multi-factor authentication.  This technology enables patients to use their phones as part of multi-factor authentication for remote access to personal health information.  This is in line with U.S. government standards proposed to take effect in 2015 with Stage 3 of the HITECH Act’s meaningful use incentive program.  Canadian patent No. 2,665,961, “Method and System for Delivering a Command to a Mobile Device,” enables solutions that help enterprises ensure security and productivity amid the bring-your-own-device (BYOD) trend, including the emerging mobile wallet, or container, architecture.

•

During Q4 2012, Diversinet undertook an initial cost reduction plan that saw costs reduced by $750,000 on an annual basis. During April 2013, Diversinet undertook another cost reduction plan that saw costs reduced by $500,000 on an annual basis, bringing the recent cost reductions to $1.25 million on an annual basis. Diversinet is considering further cost reduction measures as well as strategic alternatives.

Financial Summary

	Q1 2013	Q1 2012
Revenues	$303,612	$281,911
Cost of revenues	24,237	19,828
Gross margin	279,375	262,083

Expenses
Research and development	456,827	791,012
Sales and marketing	269,092	331,684
General and administrative	513,526	549,697
Depreciation	10,358	14,798
	1,249,803	1,687,191
Loss before the undernoted	(970,428)	(1,425,108)
Foreign exchange gain (loss)	(19,544)	(6,932)
Interest income	944	4,782
Loss for the period	$(989,028)	$(1,427,258)
Basic and diluted earnings (loss) per share	$(0.02)	$(0.03)

Cash and cash equivalents	$2,279,970	$6,170,194
Total assets	$2,750,104	$6,536,720
Total current liabilities	$580,655	$656,593
Total shareholders’ equity	$2,169,449	$5,880,127

Weighted average basic and fully diluted common shares outstanding	43,496,847	43,009,347

For complete financial statements, including the notes and management’s discussion and analysis, please visit our website at www.diversinet.com/financial-reports.html. The unaudited financial statements have not been reviewed by Diversinet’s auditor.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCQB: DVNTF) provides healthcare organizations and partners with ultra-secure, patented mobile technologies and connected health solutions. The company’s core publishing platform supports rapid deployment of secure and HIPAA-compliant Web-to-mobile applications. Diversinet solutions lead with an innovative, virtual health wallet designed for patient-centric engagement to improve care coordination, health outcomes and resilience. Learn more about Diversinet at www.diversinet.com.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to the success of current product offerings. Such forward-looking information involves important risks and uncertainties, including the uncertainty of the company to continue as a going concern, that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. MobiSecure is a registered trademark of Diversinet Corp.

Company Contact

Diversinet Corp.

David Hackett

Chief Financial Officer

416-756-2324 ext. 275

dhackett@diversinet.com

Diversinet Corp.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim condensed consolidated financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.  The accompanying unaudited interim condensed consolidated financial statements of Diversinet Corp. (“Company”) as at and for the three months ended March 31, 2013 have been prepared by and are the responsibility of the Company’s management. The unaudited interim condensed consolidated financial statements are prepared in accordance with U.S. accounting principles generally accepted (“U.S. GAAP”) and reflect management’s best estimates and judgment based on information currently available.  The Company’s independent auditor has not performed a review of these interim condensed consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

#

Diversinet Corp.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
[in United States dollars]

	March 31	December 31
	2013	2012
	$	$
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	2,279,970	3,162,316
Accounts receivable	51,713	135,497
Tax credit recoverable (note 4)	223,766	201,020
Prepaid expenses	40,065	65,972
Total current assets	2,595,514	3,564,805
Property and equipment, net	154,590	162,434
Total assets	2,750,104	3,727,239

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	213,882	165,587
Accrued liabilities (note 5)	256,323	331,164
Deferred revenue	110,450	133,950
Total current liabilities	580,655	630,701

Shareholders’ equity
Share capital (note 6)	85,907,548	85,907,548
Additional paid-in capital	20,063,713	20,001,774
Share purchase warrants (note 6)	26,373	26,373
Deficit	(102,307,464)	(101,318,436)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	2,169,449	3,096,538
Total liabilities and shareholders’ equity	2,750,104	3,727,239

Commitments and contingencies (note 8)
Basis of presentation (note 1)

See accompanying notes to unaudited interim condensed consolidated financial statements.

Diversinet Corp.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
[in United States dollars]
(Unaudited)

	Three months ended March 31
	2013	2012
	$	$

Revenues	303,612	281,911
Cost of revenues	24,237	19,828
Gross margin	279,375	262,083

Expenses
Research and development	456,827	791,012
Sales and marketing	269,092	331,684
General and administrative	513,526	549,697
Depreciation	10,358	14,798
	1,249,803	1,687,191
Loss before the undernoted	(970,428)	(1,425,108)
Foreign exchange gain (loss)	(19,544)	(6,932)
Interest income	944	4,782
Loss for the period and comprehensive loss	(989,028)	(1,427,258)

Basic and diluted loss per share	(0.02)	(0.03)
Weighted average basic common shares outstanding	43,496,847	43,009,347
Weighted average fully diluted common shares outstanding (note 6)	43,496,847	43,009,347

See accompanying notes to unaudited interim condensed consolidated financial statements.

Diversinet Corp.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
[in United States dollars]
(Unaudited)

Share Capital	Additional Paid-In Capital	Share Purchase Warrants	Retained Earnings (Deficit)	Cumulative Translation Adjustment	Shareholders’ Equity
$	$	$	$	$	$

Balance December 31, 2011	85,848,861	19,755,623	39,318	(96,950,481)	(1,520,721)	7,172,600
Net loss				(1,427,258)		(1,427,258)
Shares issued for services (note 6)	33,750					33,750
Compensation expense		101,035				101,035
Balance March 31, 2012	85,882,611	19,856,658	39,318	(98,377,739)	(1,520,721)	5,880,127

Balance December 31, 2012	85,907,548	20,001,774	26,373	(101,318,436)	(1,520,721)	3,096,538
Net loss				(989,028)		(989,028)
Compensation expense		61,939				61,939
Balance March 31, 2013	85,907,548	20,063,713	26,373	(102,307,464)	(1,520,721)	2,169,449

See accompanying notes to unaudited interim condensed consolidated financial statements.

Diversinet Corp.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
[in United States dollars]
(Unaudited)

Three months ended March 31
	2013	2012
	$	$

OPERATING ACTIVITIES
Net loss for the period	(989,028)	(1,427,258)
Add (deduct) items not requiring an outlay of cash:
Depreciation	10,358	14,798
Foreign exchange gain	6,782	(2,796)
Stock based compensation expense (note 6)	64,939	134,785
Changes in non-cash working capital:
Accounts receivable	83,784	180,074
Prepaid expenses	25,907	2,759
Tax credit recoverable	(22,746)	-
Accounts payable	48,295	(56,575)
Accrued liabilities	(77,841)	(101,988)
Deferred revenue	(23,500)	32,023
Cash used in operations	(873,050)	(1,224,178)

FINANCING ACTIVITIES
None	-	-
Cash provided by financing activities	-	-

INVESTING ACTIVITIES
Purchase of property and equipment	(2,514)	(5,449)
Cash used in investing activities	(2,514)	(5,449)

Foreign exchange gain on cash held in foreign currency	(6,782)	2,796
Net decrease in cash and cash equivalents during the period	(882,346)	(1,226,831)
Cash and cash equivalents, beginning of the period	3,162,316	7,397,025
Cash and cash equivalents, end of the period	2,279,970	6,170,194

Supplemental cash flow information:
Interest received	944	4,783
Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees and board (note 6)	-	33,750

Cash and cash equivalents is comprised of:
Cash	623,738	422,407
Cash equivalents	1,656,232	5,747,787
	2,279,970	6,170,194

See accompanying notes to unaudited interim condensed consolidated financial statements.

DIVERSINET CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US dollars)
Three months ended March 31, 2013 and 2012

Diversinet Corp. (“Company”), an Ontario corporation, develops, markets and distributes mobile security infrastructure solutions and professional services to the health services, financial services, and software security marketplaces.

1. Basis of presentation

These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and be able to realize its assets and satisfy its liabilities in its normal course of business.

The Company has not realized a sufficient level of sales of its product and services in recent years to support its operations and has incurred significant losses from operations and used significant amounts of cash in operating activities during 2012 and in the first quarter of 2013.  Management has forecasted that the Company’s current levels of cash and cash equivalents will likely not be sufficient to fund operating activities and other commitments for more than the next 12 months without obtaining additional financing.  The Company is considering pursuing additional financing and other strategic alternatives.  There can be no assurance that financing or other strategic alternatives will be available as necessary, or if financing or other strategic alternatives are available, that it will be available on terms acceptable to the Company.  As a result of the foregoing, there is a substantial doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they become due.

These unaudited interim condensed consolidated financial statements do not reflect the adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and settle its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.  Such adjustments could be material.

2. Significant accounting policies

The unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP are not provided.  These unaudited interim condensed consolidated financial statements have been prepared following accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the 2012 annual audited financial statements of the Company.

In the opinion of management, the unaudited interim condensed consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2013 and the results of operations and cash flows for the three months ended March 31, 2013 and 2012.  Due to the nature of the Company’s sales cycle and the size of individual orders, the results reported in these interim unaudited consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire period.

3. Segmented information

The Company operates in one reportable operating segment.  This segment derives its revenue from the sale of secured mobile  solutions and related products and services.  As at March 31, 2013, 98% (98% - 2012) of the property and equipment were located in Canada.  For the three month period ended March 31, 2013, three customers contributed 37%, 19% and 16% of the total revenue (two customer contributed 66% and 10% of the total revenue for the same period in 2012).

Revenue is attributable to geographic location, based on the location of the customer, as follows:

	March 31, 2013	March 31, 2012
United States	$137,513	$72,099
Asia	25,099	24,750
Canada	113,500	185,062
Other	27,500	-
	$303,612	$281,911

Revenue is attributable to product and services as follows:
	March 31, 2013	March 31, 2012
Consulting services	$133,237	$87,344
Licensing	170,375	194,567
	$303,612	$281,911

4.  Tax credits recoverable

The Company is eligible for non-refundable tax credits under the Scientific Research and Experimental Development (“SRED”) program in Canada.  Under this federal program, the Company is only eligible to claim a non-refundable investment tax credit (“ITC”), which can be offset against taxes payable at such time that the Company has an income tax liability.  The Company is also eligible for refundable tax credits under the Ontario Innovation Tax Credit (“OITC”) program.

Based on historical evidence of collection of amounts claimed as filed, management has determined that there is reasonable assurance in this period and going forward that these OITC’s will be recoverable as filed, and accordingly, the Company has recorded a tax credit recoverable as at March 31, 2013 of $24,608 (2012 - $nil) related to expenditures incurred in the first three months of fiscal 2013, with a corresponding reduction to the related research and development expenses that were incurred to earn the tax credit.

Total OITC credit included in research and development expense is $26,278 (2012 - $nil) for the three months ended March 31, 2013.

5. Accrued liabilities	March 31, 2013	December 31, 2012
Compensation	$132,193	$157,909
Professional fees	58,531	92,077
Miscellaneous	65,599	81,178
	$256,323	$331,164

6.  Share capital

(a) Share capital and share purchase warrants: There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, and warrants:

	Warrants		Common shares
	Number	Amount	Number	Amount
Balance, December 31, 2012	210,000	$26,373	43,496,847	$85,907,548
None	-	-	-	-
Balance, March 31, 2013	210,000	$26,373	43,496,847	$85,907,548

The following table summarizes information for warrants outstanding:
Range of exercise price	Number outstanding	Number exercisable	Weighted average remaining life (years)
$0.75 - $1.00	210,000	110,000	0.04

(b) Stock options:

Each stock option entitles the holder to purchase one common share of the Company.  A total of 8,984,363 common shares (being 10,958,476 in the plan less 1,974,113 exercised to date) have been reserved to meet outstanding options, or future options to be granted, under the option plan.  A summary of the Company’s stock options outstanding and the changes during the three month period ended March 31, 2013 is presented below:

	Number outstanding
Outstanding, beginning of period	6,983,862
Exercised	-
Cancelled and forfeited	(796,975)
Issued	200,000
Outstanding, end of period	6,386,887
Exercisable, end of period	3,626,009

The following table summarizes information for stock options outstanding:
Range of exercise price	Number outstanding	Number exercisable	Weighted average remaining life (years)
$0.06 - $0.18	2,218,562	891,559	4.27
$0.30 - $0.49	1,970,200	536,325	3.86
$0.50 - $0.71	2,198,125	2,198,125	0.07
	6,386,887	3,626,009	2.70

During the three months ended March 31, 2013 the Company recorded stock-based compensation expense of $64,939 (2012 - $134,785) related to common shares and stock options granted to employees, officers, directors and consultants.

During the three months ended March 31, 2013 the Company granted 200,000 options. No stock options were granted during the three months ended March 31, 2012.  The weighted average estimated fair value at the date of the grant for options granted for the three months ended March 31, 2013 was $0.06.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three months ended March 31	2013	2012
Risk-free interest rate	1.63%	n/a
Volatility factor of the future expected market price	168%	n/a
Weighted average expected life of options	5 years	n/a

7. Basic and diluted loss per share

Basic loss per share has been calculated by dividing net loss for the period by the weighted average number of shares outstanding during each period.  Diluted loss per share has been calculated by dividing net loss for the period by the weighted average number of shares and potentially dilutive shares outstanding during the period. In computing diluted loss per share, the treasury stock method is used to determine the number of shares assumed to be purchased from the conversion of shares equivalents or the proceeds of option and warrant exercises.  For periods with a net loss, common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share:

	Three months ended March 31
	2013	2012
Numerator:
Net loss available to common shareholders	$(989,028)	$(1,427,258)

Denominator:
Weighted average shares: basic	43,496,847	43,009,347
Effect of outstanding stock options and warrants	-	-
Weighted average shares: diluted	43,496,847	43,009,347

Basic and diluted net loss per share	$(0.02)	$(0.03)

Because of the Company’s loss position in the three months ended March 31, 2013 and 2012, all of the Company’s outstanding options and warrants have been excluded from the calculation of diluted earnings per share.

8. Commitments and contingencies
Lease commitments: Total future minimum lease payments including operating costs are as follows:
2013	198,451
2014	324,443
2015	292,349
2016	293,439
2017	87,638
$1,196,320

During the three months ended March 31, 2013, the Company recorded rent expense of $88,251 (2012 - $75,129).

9. Related Party Transactions

In May 2011, the Company appointed Mr. Alan Portela, CEO of Airstrip Operations, LLC. (“Airstrip”), to the Company’s board of directors.  The consulting firm founded by Mr. Portela, Hybrid Clinical Transformation LLC (“Hybrid”), had been retained by Diversinet to provide sales and business development services until April 2012.  On March 1, 2013 Mr. Portela resigned from the Company’s board of directors.  During the three months ended March 31, 2013, the Company paid Hybrid $0.  The Company has transacted these services at the exchange amount.  In November 2012, the Company entered into a licensing arrangement with Airstrip for our MobiSecure mobile security SDK product.  The terms of the arrangement are similar to those entered into with arm’s length parties.  The Company is recognizing the revenue associated with this arrangement on a cash basis.  As at and for the three months ended March 31, 2013 the Company recorded deferred revenue of $34,000 with Airstrip.

In December 2011, the Company appointed Dr. Hon Pak as interim Chief Executive Officer.  The consulting firm founded by Dr. Pak, HSP Consulting (“HSP”) was retained by Diversinet to provide Dr. Pak’s services until February 10, 2012 when he became CEO.  In 2011, options to purchase 300,000 common shares at $0.18 per share, vesting equally in December 2011, June 2012 and December 2012 were granted to Dr. Pak upon his appointment to the position of interim CEO.  In September 2011, options to purchase 50,000 common shares at $0.41 per share, vesting in accordance with the Plan were granted to Dr. Pak upon his appointment to the Advisory Board.  Having transitioned from a consultant to an employee, the Company has adjusted the option accounting accordingly.  Dr. Pak, as part of his employment agreement in February 2012, received 1,400,000 options under the share option plan which were approved by shareholders in June 2012.  During the three months ended March 31, 2013, the Company paid HSP $0.  The Company has transacted these services at the exchange amount.

In July 2012, the Company appointed Bret Jorgensen to the Company’s board of directors and chairman.  The consulting firm founded by Mr. Jorgensen, Jorgensen Advisory Services (“JAS”), has been retained by Diversinet to provide certain business advisory services.  Under the agreement options were granted to purchase 863,562 common shares at $0.09 per share, vesting at 25% on the date of grant and the remaining 75% quarterly in arrears over two years in accordance with the share option plan.  During the three months ended March 31, 2013, the Company paid JAS $45,000.  The Company has transacted these services at the exchange amount.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”), is intended to help the reader understand the results of operations and financial condition of Diversinet Corp. (“Diversinet” or the “Company”).  The MD&A should be read in combination with our unaudited interim condensed consolidated financial statements and the accompanying notes.  We report our unaudited interim condensed consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”).  All dollar amounts in this MD&A are in U.S. dollars or unless otherwise stated.

Certain statements in this MD&A contain words such as “could”, “expects”, “may”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, and other similar language and are considered forward-looking statements or information under applicable securities laws.  These statements are based on our current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate which we believe are reasonable but which are subject to important assumptions, risks and uncertainties and may prove to be inaccurate.  Consequently, our actual results could differ materially from our expectations set out in this MD&A.  In particular, see the Risk and Uncertainties section of this report, our Annual Report for the year ended December 31, 2012, and our Quarterly Report for the period ended March 31, 2013, for factors that could cause actual results or events to differ materially from those contemplated in forward-looking statements.  Unless required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at April 26, 2013.

EXECUTIVE OVERVIEW

Our Business and Strategy

Diversinet Corp. provides patented and proven products that enable healthcare organizations to rapidly deploy HIPAA-compliant mobile healthcare (mHealth) applications to “power care coordination through mobility”.

Founded in 1997 and based in Toronto, Diversinet has invested heavily in its core technology and has built a sizable patent portfolio.  Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

With increasing pressures on the healthcare industry to reduce costs, increase efficiency and reduce medical errors there are opportunities for secure mHealth applications that focus on care coordination.  mHealth gives the healthcare industry the ability to manage the increasing number of patients afflicted by one or more chronic conditions, while improving overall quality of care, outcomes and containing costs.

The Health Insurance Portability and Accountability Act of 1996 (HIPAA) addresses the need for security standards to protect the confidentiality and integrity of individually identifiable health information.  HIPAA security rules require a risk-based security assessment and the implementation of appropriate authentication for access to electronic Protected Health Information (ePHI).

Diversinet’s mHealth platform  (mobiSecure®, mobiPublisher™ and mobiSolutions™) is designed to help healthcare payers and providers, pharmaceutical companies, application developers and other healthcare organizations address the increasing need for secure messaging, as well as safe, convenient storage and sharing of personal health data.  Diversinet-powered solutions support healthcare reform by enabling healthcare organizations to improve quality of care while reducing costs.

mobiSecure is based on Open AuTHentication (OATH) standards for authentication and was designed specifically to prevent unauthorized access to confidential data.  Coupled with Diversinet’s encryption architecture, MobiSecure enables providers, insurers, patients and other users to securely connect with critical healthcare information with protection against identity theft or fraud.

mobiPublsher is a secure application that enables healthcare organizations to rapidly deploy HIPAA compliant “mHealth Apps” to anyone, anywhere, on any mobile device.  MobiSecure Communicator offers secure communication and management of critical data and personal information, from a mobile phone, tablets or desktop computer, directly over the Internet and wireless networks.  It also supports advanced secure data messaging such as alerts, question/response and advanced questionnaires.

mobiSecure provides the security and mobile provisioning functionality necessary to allow developers to meet the stringent healthcare regulatory requirements for offering secure mHealth solutions.  The security functionality includes encryption and OATH-standards based One Time Password for strong authentication.

MobiSecure key advantages include:

1.

Built in security features that meet/exceed HIPAA regulations and support strong authentication,

2.

Support for a wide range of smart, feature phones and tablets,

3.

Flexible integrated products:

a.

Rapidly enabling multiple mobile healthcare applications in messaging, publishing & case management

b.

Highly scalable solutions that can support large number of users

c.

Agility and on the fly customization of mobile user interface

d.

Consumer friendly patented resident mobile application with OTA provisioning

4.

Allows online and offline data access from mobile devices

2013 Quarterly Highlights

In February 2013, Diversinet enhanced its mobiPublisher™ application platform with its Version 4.7 release.  The platform provides a unified framework for developing and managing secure, enterprise-wide mobile healthcare apps.  mobiPublisher Version 4.7 includes new features that healthcare organizations, health information exchanges, payers and large employers have requested.  These features facilitate secure collection, integration, sharing and analysis of patient profiles, preferences, care plans, and biometric and other data. The enhancements make it easier for healthcare enterprises to improve mobile patient engagement and care coordination.

During Q2 2013, two key mobile security patents by the United States Patent and Trademark Office and the Canadian Intellectual Property Office were granted.  The patents expand Diversinet’s intellectual property portfolio to 22 granted and 26 pending patents.  U.S. patent No. 8,341,712, “Method and System for Authenticating a User of a Mobile Device,” provides convenient new options for enabling multi-factor authentication.  This technology enables patients to use their phones as part of multi-factor authentication for remote access to personal health information.  This is in line with U.S. government standards proposed to take effect in 2015 with Stage 3 of the HITECH Act’s meaningful use incentive program.  Canadian patent No. 2,665,961, “Method and System for Delivering a Command to a Mobile Device,” enables solutions that help enterprises ensure security and productivity amid the bring-your-own-device (BYOD) trend, including the emerging mobile wallet, or container, architecture.

RESULTS OF OPERATIONS

Revenues

For the three months ended March 31, 2013, we reported revenues of $304,000 compared to revenues of $282,000 for the quarter ended March 31, 2012.  Revenues in the first quarter of 2013 included $114,000 from our license and reseller agreement with Mihealth Global Systems Inc. (“MiHealth”) (2012 - $185,000).

During the three months ended March 31, 2013, the Company generated $133,000 (2012 - $87,000) from consulting services and $170,000 (2012 – $195,000) from licensing.  For the three months ended March 31, 2013, consulting revenues included delivery of $14,000 in support and statement of work to MiHealth, $30,000 in support and statement of work to Johnson & Johnson Pharmaceutical Research & Development, L.L.C. (“J&J”), $11,000 in support services to Airstrip Operations, LLC (“Airstrip”), $48,000 in services and support to the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) mCare telehealth-outreach program (“mCare”) and $6,000 in support to IMS Health HQ Ltd.  As at March 31, 2013 we had accounts receivable from MiHealth of $8,000 (2012 - $0) and additional amounts owing of $75,000 under the reseller agreement.  For the three months ended March 31, 2012, consulting revenues included delivery of $10,000 in support and statement of work to MiHealth, $5,000 to Intersections, Inc., $12,000 in support to J&J, $7,000 in services and statement of work to University of Nebraska and $28,000 in services and support to mCare.

The Company currently generates its revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  We derived 37% of our revenues from the Canadian market and 45% from the U.S. market for the three months ended March 31, 2013 (66% and 26% for 2012, respectively).  For the three month period ended March 31, 2013, three customers contributed 37%, 19% and 16% of the total revenue (two customers contributed 66% and 10% of the total revenue, for the same period in 2012).

Cost of Revenues

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.

Cost of revenues for the three months ended March 31, 2013 were $24,000 (or gross margin of 92%) compared with $20,000 (or gross margin of 93%) for the three months ended March 31, 2012.  This represents the direct costs, including salaries, associated with completing consulting services revenue.  License revenues for Q1 2013 represented 56% (2012 – 69%) of total revenues.

Research and Development

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.

Research and development expenses were $457,000 in the three months ended March 31, 2013 compared to $791,000 in the three months ended March 31, 2012.  During the first three months of 2013, the development department redeployed part of its resources to perform professional services work to customize our products as required under our statements of work and customer agreements.  As a result, during the three months ended March 31, 2013, expenses of $25,000 (2011 - $17,000), were allocated to cost of revenues.  Research and development costs were lower in the first three months of 2013 by $335,000 when compared to the same period in 2012, partially due to a $281,000 decrease in salaries as a result of a decrease in headcount from 29 in 2012 to 20 in 2013, a $20,000 decrease in legal fees and $27,000 in tax credit recoverable.

Sales and Marketing

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.

Sales and marketing expenses were $269,000 in the first quarter of 2013 compared to $332,000 in the first quarter of 2012.  The decrease in sales and marketing costs of $63,000 over 2012 was largely due to a $90,000 decrease in salaries, $27,000 in travel expenses $6,000 decrease in conference fees, offset by $60,000 increase in consulting services.

General and Administrative

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, business development, financial planning and control, legal, human resources and corporate administrative staff.

General and administrative expenses were $514,000 for the first quarter of 2013 compared to $550,000 during the similar period of 2012.  Included in general and administrative expenses are non-cash charges related to stock-based compensation.  The decrease in general and administrative expenses in the first quarter of 2013 is partially due to a decrease of $70,000 in stock based compensation, $7,000 in travel expenses, $7,000 in recruiting fees, $5,000 in public reporting and office expenses, offset by an increase of $44,000 in professional services and $12,000 in rent expense.

Depreciation

Depreciation expense in the first quarter of 2013 was $10,000 compared to $15,000 in the first quarter of 2012.  During the first quarter of 2013 property and equipment additions of $3,000 related to computer equipment.

Foreign Exchange and Interest Income

We have reported a foreign exchange loss of $20,000 for the three months ended March 31, 2013 compared to a foreign exchange loss of $7,000 for the similar period in 2012.  Canadian/U.S. dollar currency exchange rates have fluctuated from $1.0025 on March 31, 2012 to 0.9843 on March 31, 2013.  We earned interest and other income of $1,000 during first quarter of 2013 compared to $5,000 for the same period in 2012 through investing our excess cash.  Current interest rates for short term investment grade investments remain low.

Net Loss

We reported a net loss of $989,000, or $(0.02) per share based on a basic weighted average of 43,497,000 common shares for the three months ended March 31, 2013 compared to a net loss of $1,427,000 or $(0.03) per share based on a weighted average 43,009,000 common shares in the prior year’s first quarter.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at March 31, 2013 were $2,280,000 compared with $6,170,000 at March 31, 2012 and $3,162,000 at December 31, 2012.  The net change in cash and cash equivalents for the first quarter of 2013 was $(882,000) compared to $(1,227,000) for the first quarter of 2012.

The cash used in the first quarter of 2013 is mainly due to operating activities, which used cash in an amount of $873,000.  The cash used in the first quarter of 2012 was mainly due to operating activities, which used cash in an amount of $1,224,000, including the payment of 2011 employee bonuses in Q1 2012. Cash used in investing activities for Q1 2013 and 2012 is the result of the purchase of property and equipment of $3,000 and $5,000, respectively.

Our ability to raise funds in the future will be dependent principally upon our ability to achieve profitability in our operating activities.  We have posted net losses in three of our past five years, including the two most recent fiscal years just ended.  In addition, period-to-period operating results are significantly dependent upon the sale of license agreements and our success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  We do not currently have any debt financing from which our operations may be funded.

Revenue from our operations, together with our existing cash and cash equivalents, is expected to be inadequate to meet our short-term working capital requirements during the next twelve months.  Accordingly, we will need to raise additional amounts to meet our working capital requirements or consider other strategic investment opportunities.  Possible sources of funding include private or public financings, strategic relationships or other arrangements to support our operations beyond the next twelve months.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Ultimately, there can be no assurance that we will be successful in obtaining additional financing and we do not expect to generate positive cash flows from operations in the next twelve months.  As detailed in note 1 to the March 31, 2013 unaudited interim condensed consolidated financial statements, our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations over the next twelve months.  During the fourth quarter of 2012, the Company undertook a cost reduction exercise by reducing 7 R&D staff, leaving 21 people in R&D at year end.  Furthermore, subsequent to quarter end, in April 2013, the Company undertook a second cost reduction exercise by reducing 6 R&D staff, 1 marketing staff and 1 administrative staff, leaving 17 people at the Company.  The Company is considering pursuing additional cost reductions, financing and other strategic alternatives.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

RELATED PARTY TRANSACTIONS

In May 2011, the Company appointed Mr. Alan Portela, CEO of Airstrip Operations, LLC., to the Company’s board of directors.  The consulting firm founded by Mr. Portela, Hybrid Clinical Transformation LLC (“Hybrid”), had been retained by Diversinet to provide sales and business development services until April 2012.  On March 1, 2013 Mr. Portela resigned the Company’s board of directors.  During the three months ended March 31, 2013, the Company paid Hybrid $0.  The Company has transacted these services at the exchange amount.  In March 2012, Mr. Portela resigned from the Company’s board of directors.  In November 2012, the Company entered into a licensing arrangement with Airstrip for our MobiSecure mobile security SDK product.  The terms of the arrangement are similar to those entered into with arm’s length parties.  The Company is recognizing the revenue associated with this arrangement on a cash basis.  As at and for the three months ended March 31, 2013 the Company recorded deferred revenue of $34,000 with Airstrip.

In December 2011, we appointed Dr. Hon Pak as interim Chief Executive Officer.  The consulting firm founded by Dr. Pak, HSP Consulting (“HSP”) was retained by Diversinet to provide Dr. Pak’s services until February 10, 2012 when he became CEO.  In 2011, options to purchase 300,000 common shares at $0.18 per share, vesting equally in December 2011, June 2012 and December 2012 were granted to Dr. Pak upon his appointment to the position of interim CEO.  In September 2011, options to purchase 50,000 common shares at $0.41 per share, vesting in accordance with the Plan were granted to Dr. Pak upon his appointment to the Advisory Board.  Having transitioned from a consultant to an employee, the Company has adjusted the option accounting accordingly.  Dr. Pak, as part of his employment agreement in February 2012, received 1,400,000 options under the share option plan which were approved by shareholders in June 2012.  During the three months ended March 31, 2013, the Company paid HSP $0.  The Company has transacted these services at the exchange amount.

In July 2012, we appointed Bret Jorgensen to the Company’s board of directors and chairman.  The consulting firm founded by Mr. Jorgensen, Jorgensen Advisory Services (“JAS”), has been retained by Diversinet to provide certain business advisory services.  Under the agreement options were granted to purchase 863,562 common shares at $0.09 per share, vesting at 25% on the date of grant and the remaining 75% quarterly in arrears over two years in accordance with the share option plan.  During the three months ended March 31, 2013, the Company paid JAS $45,000.  The Company has transacted these services at the exchange amount.

UNAUDITED QUARTERLY SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial data for each of the last eight quarters ended March 31, 2013:

	Revenue for the period	Loss for the period	Loss per share
	($000’s)	($000’s)	($)
March 31, 2013	304	(989)	(0.02)
December 31, 2012	362	(1,139)	(0.03)
September 30, 2012	451	(655)	(0.02)
June 30, 2012	419	(1,147)	(0.03)
March 31, 2012	282	(1,427)	(0.03)
December 31, 2011	382	(1,664)	(0.04)
September 30, 2011	333	(1,074)	(0.03)
June 30, 2011	132	(1,688)	(0.04)

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, income tax valuation allowances, and stock based compensation.  In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties, and, makes judgments, which in their opinion at the time, represent fair, balanced and appropriate estimates and assumptions.  Actual results could differ from those estimates.

In our 2012 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations.  There are no changes to the critical accounting policies and estimates from those found in our 2012 Annual MD&A.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three months ended March 31, 2013, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and conduct an evaluation of our disclosure controls and procedures annually.

RISKS AND UNCERTAINTIES

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources:  As detailed in note 1 to the unaudited interim condensed consolidated financial statements, the Company’s consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations has not been sufficient to cover our operating expenses at present and do not expect to do so in the next twelve months.  We have historically obtained funding for operations from private placements, but there is no assurance we will be able to do so again in the future or on terms favourable to the Company.  Our failure to either raise capital when needed or consider other strategic investment opportunities will leave us with insufficient resources to continue our business beyond 12 months.  During the fourth quarter of 2012, the Company undertook a cost reduction exercise by reducing R&D staff.  Furthermore, subsequent to quarter end, in April 2013, the Company undertook a second cost reduction exercise by reducing 6 R&D staff, 1 marketing staff and 1 administrative staff, leaving 17 people at the Company.  The Company is considering pursuing additional cost reductions, financing and other strategic alternatives.

Impact of commercial deployment: The Company is focused on the healthcare market, as such our ability to continue operations is also dependent on the acceptance of product and solution offerings.  Longer sales cycles and customer’s unwillingness to adopt new technologies could have an adverse affect and could also increase the Company’s financing costs, negatively affect profitability, limit access to capital markets and negatively impact the ability to maintain or attract customers.  The Company often enters into multi-year contracts with customers that often have minimum threshold amounts due to us.  These contracts, including the Mihealth agreement, have a risk of cancellation if there is slow customer adoption.  Certain contracts, including the contract with mCare, do not have any minimum commitments.  During the third quarter of 2012, J&J indicated to the Company that it will not be continuing its medication adherence platform with Diversinet beyond the second quarter of 2013.  During the fourth quarter of 2012, Intersections, Inc. advised us that they will be terminating their License and VAR agreement (from 2007) as of April 1, 2013.  Furthermore, our customers may default on their obligations under these agreements or seek to renegotiate certain of their financial obligations.

The ability of the Company to continue operations is also dependent on the acceptance of its security, identity management solutions, secure application platform solutions in the health care market and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in an early and volatile stage and it may not develop to a sufficient level to support our business.

Variability of performance:  Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a period for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Liquidity of our common shares: If our common shares should become ineligible for continued quotation on the Over the Counter Bulletin Board or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.  In July 2008, our common shares were also posted for trading on the TSX Venture Exchange on Tier 1 as a technology issuer under the symbol DIV.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  As a result, we may maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  As at March 31, 2013, three customers accounted for 37%, 19% and 16%of our March 31, 2013 consolidated revenues.  With the termination of the J&J and Intersections, our agreements with Mihealth and Airstrip are currently our only long term agreements.  As at March 31, 2013 we had accounts receivable from MiHealth of $8,000 (2012 - $0) and mCare of $48,000 (2012 - $18,000).  Our agreement with MiHealth may be terminated by MiHealth on 180 days notice.

Foreign exchange: Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2013, we incurred a portion of our expenses in U.S. dollars and Canadian dollars.  Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During fiscal 2013 and 2012 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.  The Company does not have any foreign currency derivative instruments outstanding at March 31, 2013.

Litigation: Our Company has previously been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.

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